SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 25, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  [x]        Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  [  ]        No  [x]

Announcement of LM Ericsson Telephone company, dated October 25, 2007 regarding “Ericsson reports changed business mix and lower income”.

Third quarter report 2007
October 25, 2007

[Ericsson discloses the information provided herein pursuant to the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. The information was submitted for publication at 07.30 CET, on October 25, 2007.]

Ericsson reports changed business mix and lower income

•	Net sales SEK 43.5 (41.3) b. in the quarter, up 6%, SEK 133.3 (125.6) b. first nine months

•	Operating income SEK 5.6 (8.8) b. in the quarter, down 36%, SEK 23.0 (23.6) b. first nine months

•	Operating margin 13% (21%) in the quarter, 17% (19%) first nine months

•	Cash flow from operations SEK -1.6 (4.8) b. in the quarter, SEK 7.2 (7.5) b. first nine months

•	Net income SEK 4.0 (6.2) b. in the quarter, down 36%, SEK 16.2 (16.5) b. first nine months2)

•	Earnings per share SEK 0.25 (0.39) in the quarter, SEK 1.02 (1.04) first nine months2)

CEO COMMENTS

“The sharp decline in profit this quarter is mainly due to weaker sales of mobile network upgrades and expansions combined with continued high sales of new network buildouts,” said Carl-Henric Svanberg, President and CEO of Ericsson (NASDAQ:ERIC). “This changed business mix within Networks affected Group margins negatively. All other businesses performed as expected.

Our networks business continues to develop most rapidly where new network buildouts and break-in contracts are predominant and pricing pressure is most intense. This has so far been offset by higher margin sales of software, expansions and upgrades to our installed base. While we expect such higher margin sales to gradually resume, new network buildouts will continue to weigh on Networks’ margins for several quarters.

The Professional Services segment continued to show strong growth and stable margins. The Multimedia segment also showed a strong growth with operating income slightly above breakeven level, reflecting the mix of businesses with healthy margins and investments in new business areas.

In infrastructure, scale is critical for success. In this period of vendor consolidation, we have chosen to secure our scale advantage in mobile networks through organic growth. This strategy has been effective but comes at a certain cost. Now that we have reestablished our scale advantage we will now capitalize on our gains and leading position,” said Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

Income statement and cash flow

	Third quarter				Second quarter		Nine months
SEK b.	2007	2006		Change	2007	Change	2007	2006		Change
Net sales	43.5	41.3		6%	47.6	-9%	133.3	125.6		6%
Gross margin	35.6%	38.2	%1)	—	43.0%	—	40.6%	41.5	%1)	—
EBITDA margin	17.4%	25.4%		—	23.9%	—	21.8%	23.2%		—
Operating income	5.6	8.8		-36%	9.3	-39%	23.0	23.6		-3%
Operating margin	12.9%	21.2%		—	19.4%	—	17.3%	18.8%		—
Operating margin ex Sony Ericsson	9.0%	16.5%		—	16.4%	—	13.7%	16.0%		—
Income after financial items	5.6	8.9		-37%	9.3	-40%	23.1	23.8		-3%
Net income2)	4.0	6.2		-36%	6.4	-38%	16.2	16.5		-2%
EPS, SEK 2)	0.25	0.39		-36%	0.40	-38%	1.02	1.04		-2%
Cash flow from operating activities	-1.6	4.8		—	4.2	—	7.2	7.5		—

1)	Including cost for Marconi restructuring and career change program of SEK 2.9 b that took place in third quarter 2006 of which SEK 1.7 b. affected gross margin.
2)	Attributable to stockholders of the parent company, excluding minority interest.

The year-over-year sales increase amounted to 6%, of which 4% was organic growth. The USD has continued to weaken during the quarter and affected reported sales growth negatively.

The decline in gross margin is mainly due to the business mix. In addition, the year-over-year growth in network rollout affected Group gross margins negatively.

Operating income amounted to SEK 5.6 (8.8) b. in the quarter and SEK 23.0 (23.6) b. year-to-date. The lower operating income and margin is the result of a mix shift with lower high margin upgrade sales and increased lower margin roll outs of new networks. Sony Ericsson’s pre-tax profit contributed 4% to Group operating margin in the quarter.

Cash flow from operating activities reached SEK -1.6 (4.8) b. in the quarter and SEK 7.2 (7.5) b. year-to-date. Working capital increased by SEK 7.7 b. as a result of ongoing larger projects and in preparation for a seasonally strong fourth quarter. Cash conversion for the first nine months decreased to 30%, mainly due to lower net income and increased working capital. With regards to cash flow from operations, the capital redemption from Sony Ericsson of SEK 1.4 b. was offset by a similar amount of reduction of the advance payment to Ericsson Mobile Platforms.

Balance sheet and other performance indicators

	Nine months	Six months	Three months	Full year
SEK b.	2007	2007	2007	2006
Net cash	11.5	16.1	29.1	40.7
Interest-bearing provisions and liabilities	32.5	32.6	22.6	21.6
Trade receivables	56.8	55.3	52.4	51.1
Days sales outstanding	115	106	107	85
Inventory	25.6	24.6	24.1	21.5
Of which work in progress	14.0	14.1	14.9	14.2
Inventory turnover	4.5	4.4	4.2	5.2
Payable days	59	64	67	54
Customer financing, net	3.8	3.7	3.8	3.7
Return on capital employed	21%	24%	24%	27%
Equity ratio	56%	54%	57%	56%

Deferred tax assets decreased in the quarter by SEK 1.2 b. to SEK 11.5 (14.3) b.

During the quarter, approximately SEK 1.3 b. of provisions was utilized related to restructuring, product warranties, customer projects and other. Additions of SEK 0.9 b. and reversals of SEK 0.7 b. have been made, leading to a net negative impact on the income statement of SEK 0.2 b. in the quarter and SEK -1.1 b. year-to-date. Net impact on the income statement has been negative every quarter since 2003.

SEGMENT RESULTS

	Third quarter			Second quarter		Nine months
SEK b.	2007	20061)	Change	2007	Change	2007	20061)	Change
Networks sales	28.5	29.2	-2%	33.7	-15%	91.5	88.7	3%
Of which network rollout	4.0	3.5	14%	4.3	-7%	12.1	10.9	11%
Operating margin	8%	9%	—	19%	—	15%	15%	—
EBITDA margin	13%	14%	—	24%	—	20%	21%	—
Professional Services sales	11.0	8.7	26%	10.3	7%	30.8	26.3	17%
Of which managed services	3.4	2.2	50%	2.9	15%	8.9	7.0	27%
Operating margin	15%	12%	—	15%	—	15%	14%	—
EBITDA margin	17%	13%	—	16%	—	16%	15%	—
Multimedia sales	4.0	3.1	31%	3.6	10%	11.0	9.3	18%
Operating margin	1%	3%	—	0%	—	3%	2%	—
EBITDA margin	6%	4%	—	5%	—	7%	3%	—
Unallocated sales	—	0.3	—	—	—	—	1.3	—

Total sales	43.5	41.3	6%	47.6	-9%	133.3	125.6	6%

Of which Mobile Systems	28.5	28.0	2%	32.7	-13%	89.6	85.5	5%

1)	Including cost for Marconi restructuring and career change program of SEK 2.9 b that took place in third quarter 2006.

Networks

Sales in Networks declined mainly due to lower sales of expansions and upgrades of mobile networks as well as software. Sales of lower margin network buildouts and break-ins currently represent an increasing part of the networks business. It is this shift in business mix that is negatively affecting group gross margin rather than a change in the underlying margins of the different types of businesses. Adjusted for Marconi and career change program restructuring costs Networks’ operating margin was 18% and EBITDA margin was 23% in the third quarter 2006.

Sales of optical and radio transmission systems for back/long-haul showed good growth.

The alignment of Ericsson’s and Redback’s sales channels is running according to plan, however with some negative effects on Redback’s sales during this transition. Significant resources have been redeployed from other parts of Ericsson to support Redback’s rapid expansion, including integrating their technology into other Ericsson products.

Professional Services

Sales in Professional Services grew by 26% year-over-year and continue to outpace the market. Managed services grew by 50% year-over-year. More than two thirds of Professional Services revenues are currently of a recurring nature. Operating margins were stable mainly due to good performance in other product areas within services, which helped to offset startup costs for several new managed services contracts.

Multimedia

Sales growth was 31% year-over-year of which 14% is acquired. Operating income in the quarter was slightly above breakeven level. The areas mobile platforms, service delivery platforms, Tandberg television and charging are all showing strong growth with healthy margins. IPTV, IMS and Messaging are new business development areas with significant R&D investments but with limited sales.

Sony Ericsson Mobile Communications

For information on transactions with Sony Ericsson Mobile Communications, please see Financial statements and Additional information.

	Third quarter			Second quarter		Nine months
EUR m.	2007	2006	Change	2007	Change	2007	2006	Change
Number of units shipped (m.)	25.9	19.8	31%	24.9	4%	72.6	48.8	49%
Average selling price (EUR)	120	147	-18%	125	-4%	126	147	-14%
Net sales	3,108	2,913	7%	3,112	0%	9,145	7,177	27%
Gross margin	31%	31%	—	30%	—	30%	29%	—
Operating margin	13%	15%	—	10%	—	12%	11%	—
Income before taxes	384	433	-11%	327	17%	1,073	796	35%
Net income	267	298	-10%	220	21%	741	550	35%

Units shipped in the quarter reached 26 million, a 31% increase compared to the same period last year. Sales for the quarter were EUR 3,108 m., representing a year-on-year increase of 7%. Income before taxes for the quarter was EUR 384 m., representing a year-on-year decrease of 11% and reflecting the exceptional third quarter the company experienced in 2006. Net income for the quarter was EUR 267 m. In line with Sony Ericsson expectations, the increase in low and mid-tier priced phones in the product portfolio in the third quarter resulted in a decline in ASP to EUR 120.

As communicated by Sony Ericsson at the beginning of the year a capital redemption of total EUR 300 million was paid to the parent companies in the third quarter.

Ericsson invoiced Sony Ericsson EUR 156 million in the quarter, mainly for mobile platforms, which was deducted from the balance of the advance payment made to Ericsson in the first quarter.

Ericsson’s share in Sony Ericsson’s income before tax was SEK 1.7 (2.0) b. in the quarter.

REGIONAL OVERVIEW

	Third quarter			Second quarter		Nine months
Sales, SEK b.	2007	2006	Change	2007	Change	2007	2006	Change
Western Europe	12.3	11.7	6%	12.4	-1%	37.3	36.0	4%
Central and Eastern Europe, Middle East and Africa	12.0	10.9	10%	11.5	4%	34.4	32.1	7%
Asia Pacific	12.0	11.6	3%	16.6	-28%	40.9	33.9	21%
Latin America	4.2	4.2	1%	4.1	4%	11.6	11.7	0%
North America	3.0	2.9	3%	3.0	-1%	9.1	11.9	-24%

The market in Western Europe showed a year-over-year sales growth of 6%, primarily driven by managed services and increased demand for broadband transmission. Sales of mobile networks were down somewhat due to less than expected sales of upgrades and expansions, especially in the UK and Italy.

Central and Eastern Europe, Middle East and Africa returned to good growth, 10% year-over-year. Sales were mainly driven by network rollout and expansions as well as managed services.

Asia Pacific was flattish due to lower mobile systems sales in China. The underlying business activity is ongoing at a stable level, but invoicing varies quarter by quarter due to the nature of the Chinese market. Australia was down compared to same period last year when a nation-wide HSPA network was rolled out. Excluding China and Australia, sales growth was 17% in the region.

Latin American sales were up 1% year-over-year. The market is driven by continued 2G expansions as well as initial 3G rollouts. There is also an increased demand for managed services. North American sales have returned to growth, primarily as a result of a more favorable comparison year-over-year.

MARKET DEVELOPMENT

Growth rates based on Ericsson and market estimates.

Mobile subscriptions grew with some 156 million in the quarter to 3.16 billion. 2.7 billion are GSM/WCDMA subscriptions. 157 million are WCDMA subscriptions, growing by some 18 million in the quarter. There are 179 WCDMA networks in 80 countries, of which 138 are upgraded to HSPA services.

In the twelve-month period ending June 30, 2007, fixed broadband connections grew by some 14 million per quarter to a total of approximately 300 million.

PLANNING ASSUMPTIONS

For the fourth quarter of 2007, our planning assumptions are Group sales of SEK 53-60 b. and operating margins in the mid-teens, including Sony Ericsson.

MARKET OUTLOOK FOR MOBILE INFRASTRUCTURE AND SERVICES

All estimates are measured in USD and refer to market growth compared to previous year.

For 2007, we continue to believe that the GSM/WCDMA track within the global mobile systems market, measured in USD, will continue to show mid-single digit growth.

We also continue to believe that the addressable market for professional services will show good growth in 2007.

For 2008, our early expectation is that the current market conditions will prevail.

PARENT COMPANY INFORMATION

Net sales for the nine-month period amounted to SEK 2.5 (1.9) b. and income after financial items was SEK 13.2 (12.5) b. Patent license fees have been included in net sales from 2007, instead of in other operating revenues, and 2006 has been restated accordingly.

Major changes in the Parent Company’s financial position for the nine-month period include: increased investments in subsidiaries of SEK 23.4 b., mostly attributable to the Tandberg, Redback, Entrisphere and LHS acquisitions; decreased other current and non-current receivables from subsidiaries of SEK 4.3 b.; decreased cash and bank and short-term investments of SEK 19.7 b., mainly related to the acquisitions mentioned, payment of dividend for 2006 of SEK 7.9 b. to shareholders and cash from new non-current borrowings; increased notes and bond loans by SEK 11.0 b. through the bond issue program; decreased current and non-current liabilities to subsidiaries by SEK 19.3 b.

As per September 30, 2007, cash and bank and short-term investments amounted to SEK 34.3 (54.0) b.

Major transactions and balances with related parties include the following with Sony Ericsson Mobile Communications: revenues of SEK 1,753 (899) m.; liabilities of SEK 489 (0) m.; dividend and capital redemption of SEK 3,949 (1,160) m.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 4,178,626 shares from treasury stock were sold or distributed to employees during the third quarter. The holding of treasury stock at September 30, 2007, was 238,400,384 Class B shares.

OTHER INFORMATION

Acquisitions and public offerings

On September 28, 2007, Ericsson announced that it had purchased shares and received acceptances representing together approximately 85% of the outstanding shares and voting rights of LHS. The additional statutory acceptance period was closed on October 8, 2007, resulting in additional 0.04% of the outstanding shares. All conditions to the offer have been fulfilled. Ericsson intends to complete the offer in accordance with the procedure described in the offer document.

Assessment of risk environment

Ericsson’s operational and financial risk factors and exposures are described under “Risk factors” in our Annual Report 2006 and we have determined that the risk environment has not materially changed. However, the increased activities related to the new Multimedia segment may result in a more volatile quarterly sales pattern. Specific additional risks for the near term are associated with the acquisitions made during 2007, as a timely and effective integration of these is essential to make them accretive as planned.

Risk factors and exposures in focus for the Parent Company and the Ericsson Group for the forthcoming six-month period include: unfavorable product mix in our Networks segment with reduced sales of software, upgrades and extensions and an increased proportion of new network build-outs and break-in contracts, which may result in lower gross margins and/or working capital build-up which in turn puts pressure on our cash conversion rate; variability in the seasonality could make it more difficult to forecast future sales; effects of the ongoing industry consolidation among our customers as well as between our largest competitor, e.g. intensified price competition; changes in foreign exchange rates, in particular a continued weakness or further deterioration of the USD/SEK rate; increases in interest rates and the potential effect on our customers’ willingness to invest in network development;

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all of their markets.

Please refer further to Ericsson’s Annual Report 2006, where we describe our risks and uncertainties along with our strategies and tactics to mitigate the risk exposures or limit unfavorable outcomes, which remains valid also for 2007.

Stockholm, October 25, 2007

Carl-Henric Svanberg

President and CEO

Telefonaktiebolaget LM Ericsson (publ)

Date for next report: February 1, 2008

REVIEW REPORT

We have reviewed this report for the period January 1 to September 30, 2007, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, October 25, 2007

PricewaterhouseCoopers AB

Bo Hjalmarsson	Peter Clemedtson
Authorized Public Accountant	Authorized Public Accountant
Lead partner

EDITOR’S NOTE

To read the complete report with tables, please go to: www.ericsson.com/investors/financial_reports/2007/9month07-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson boat yard, Torshamnsgatan 21, Stockholm, at 09.00 (CET), October 25.

An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President,

Communications

Phone: +46 8 719 4044

E-mail: investor.relations.se@ericsson.com

or press.relations@ericsson.com

Investors

Gary Pinkham, Vice President,

Investor Relations

Phone: +46 8 719 0000

E-mail: investor.relations.se@ericsson.com

Susanne Andersson,

Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations.se@ericsson.com

Media

Åse Lindskog, Vice President,

Head of Media Relations

Phone: +46 8 719 9725, +46 730 244 872

E-mail: press.relations@ericsson.com

Ola Rembe, Vice President

Phone: +46 8 719 9727, +46 730 244 873

E-mail: press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Jul - Sep			Jan - Sep
SEK million	2007	2006	Change	2007	2006	Change
Net sales	43,545	41,271	6%	133,320	125,610	6%
Cost of sales	-28,050	-25,506		-79,250	-73,544

Gross margin	15,495	15,765	-2%	54,070	52,066	4%
Gross margin %	35.6%	38.2%		40.6%	41.5%

Research and development expenses	-7,229	-6,990	3%	-20,890	-20,378	3%
Selling and administrative expenses	-4,783	-5,296	-10%	-15,961	-15,351	4%

Operating expenses	-12,012	-12,286		-36,851	-35,729

Other operating income	402	3,252	-88%	953	3,582	-73%
Share in earnings of JVs and associated companies	1,751	2,035	-14%	4,870	3,724	31%

Operating income	5,636	8,766	-36%	23,042	23,643	-3%
Operating margin %	12.9%	21.2%		17.3%	18.8%

Financial income	389	499		1,268	1,588
Financial expenses	-442	-397		-1,178	-1,393

Income after financial items	5,583	8,868	-37%	23,132	23,838	-3%

Taxes	-1,629	-2,572		-6,820	-7,205

Net income	3,954	6,296	-37%	16,312	16,633	-2%

Net income attributable to:
Stockholders of the parent company	3,970	6,233		16,194	16,520
Minority interest	-16	63		118	113

Other information

Average number of shares, basic (million)	15,894	15,872		15,889	15,869
Earnings per share, basic (SEK) 1)	0.25	0.39		1.02	1.04
Earnings per share, diluted (SEK) 1)	0.25	0.39		1.01	1.04

1)	Based on Net income attributable to stockholders of the parent company

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Sep 30 2007	Jun 30 2007	Dec 31 2006
ASSETS

Non-current assets
Intangible assets
Capitalized development expenses	3,953	4,325	4,995
Goodwill	22,177	22,448	6,824
Intellectual property rights	24,166	25,045	15,649

Property, plant and equipment	8,535	8,439	7,881

Financial assets
Equity in JVs and associated companies	8,975	9,205	9,409
Other investments in shares and participations	3,268	805	721
Customer financing, non-current	1,692	1,468	1,921
Other financial assets, non-current	2,900	3,031	2,409
Deferred tax assets	11,535	12,717	13,564

	87,201	87,483	63,373

Current assets
Inventories	25,603	24,631	21,470

Trade receivables	56,763	55,296	51,070
Customer financing, current	2,126	2,278	1,735
Other current receivables	15,061	14,606	15,012

Short-term investments	23,322	23,110	32,311
Cash and cash equivalents	20,627	25,561	29,969

	143,502	145,482	151,567

Total assets	230,703	232,965	214,940

EQUITY AND LIABILITIES

Equity
Stockholders’ equity	129,511	125,747	120,113
Minority interest in equity of consolidated subsidiaries	663	889	782

	130,174	126,636	120,895

Non-current liabilities
Post-employment benefits	6,180	6,018	6,968
Provisions, non-current	391	437	602
Deferred tax liabilities	3,751	3,992	382
Borrowings, non-current	20,935	21,110	12,904
Other non-current liabilities	1,641	1,836	2,868

	32,898	33,393	23,724

Current liabilities
Provisions, current	9,966	11,238	13,280
Borrowings, current	5,351	5,447	1,680
Trade payables	16,060	17,668	18,183
Other current liabilities	36,254	38,583	37,178

	67,631	72,936	70,321

Total equity and liabilities	230,703	232,965	214,940

Of which interest-bearing liabilities and post-employment benefits	32,466	32,575	21,552

Net cash	11,483	16,096	40,728

Assets pledged as collateral	638	345	285
Contingent liabilities	1,183	1,333	1,392

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul - Sep		Jan - Sep		Jan - Dec
SEK million	2007	2006	2007	2006	2006
Net income	3,954	6,296	16,312	16,633	26,436
Adjustments to reconcile net income to cash
- taxes	-65	737	1,070	2,611	4,282
- undistributed earnings in JVs and associated companies	209	-1,462	620	-1,220	-2,971
- depreciation, amortization and impairment losses	1,953	1,735	5,956	5,448	7,516
- other	63	-2,885	-68	-2,856	-2,767

	6,114	4,421	23,890	20,616	32,496
Operating net assets
Inventories	-1,563	-2,622	-3,846	-5,525	-2,553
Customer financing, current and non-current	-76	-302	-102	-56	1,186
Trade receivables	-2,443	-1,981	-4,519	-6,486	-10,563
Provisions and post-employment benefits	-824	2,546	-3,390	-1,794	-3,729
Other operating as sets and liabilities, net	-2,813	2,779	-4,842	725	1,652

	-7,719	420	-16,699	-13,136	-14,007

Cash flow from operating activities	-1,605	4,841	7,191	7,480	18,489

Investing activities
Investments in property, plant and equipment	-871	-827	-2,663	-2,898	-3,827
Sales of property, plant and equipment	13	91	90	151	185
Acquisitions and divestments of subsidiaries and other operations , net	-2,444	2,833	-26,404	-14,799	-14,992
Product development	-237	-210	-694	-980	-1,353
Other investing activities	-92	-167	-208	-438	-1,070
Short-term investments	67	-3,818	9,244	3,044	6,180

Cash flow from investing activities	-3,564	-2,098	-20,635	-15,920	-14,877

Cash flow before financing activities	-5,169	2,743	-13,444	-8,440	3,612

Financing activities
Dividends paid	-177	-183	-8,125	-7,343	-7,343
Other financing activities	241	-576	12,136	-7,825	-8,096

Cash flow from financing activities	64	-759	4,011	-15,168	-15,439

Effect of exchange rate changes on cash	171	-116	91	384	58

Net change in cash	-4,934	1,868	-9,342	-23,224	-11,769

Cash and cash equivalents, beginning of period	25,561	16,646	29,969	41,738	41,738

Cash and cash equivalents, end of period	20,627	18,514	20,627	18,514	29,969

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Jan - Sep 2007			Jan - Sep 2006			Jan - Dec 2006
SEK million	Stock- holders’ equity	Minority interest	Total equity	Stock- holders’ equity	Minority interest	Total equity	Stock- holders’ equity	Minority interest	Total equity
Actuarial gains and losses related to pensions including payroll tax	1,257	—	1,257	1,874	—	1,874	440	—	440

Revaluation of other investments in shares and participations
Fair value measurement reported in equity	—	—	—	-3	—	-3	-2	1	-1
Transferred to income statement at sale	—	—	—	—	—	—	—	—	—

Cash flow hedges
Fair value remeasurement of derivatives reported in equity	428	—	428	2,464	—	2,464	4,100	—	4,100
Transferred to income statement for the period	-648	—	-648	-703	—	-703	-1,990	—	-1,990
Transferred to balance sheet for the period	—	—	—	99	—	99	99	—	99

Changes in cumulative translation effects due to changes in foreign currency exchange rates	10	-17	-7	-1,437	-50	-1,487	-3,028	-91	-3,119

Tax on items reported directly in/or transferred from equity	-292	—	-292	-1,013	—	-1,013	-769	—	-769

Total transactions reported in equity	755	-17	738	1,281	-50	1,231	-1,150	-90	-1,240

Net income	16,194	118	16,312	16,520	113	16,633	26,251	185	26,436

Total income and expenses recognized for the period	16,949	101	17,050	17,801	63	17,864	25,101	95	25,196

Other changes in equity:
Sale of own shares	46	—	46	20	—	20	58	—	58
Stock Purchase and Stock Option Plans	346	—	346	338	—	338	473	—	473
Dividends paid	-7,943	-182	-8,125	-7,141	-202	-7,343	-7,141	-202	-7,343
Stock issue, net	—	—	—	—	15	15	—	70	70
Business combinations	—	-38	-38	—	41	41	—	-31	-31

ERICSSON

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2007			2006
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	43,545	47,619	42,156	54,211	41,271	44,768	39,571
Cost of sales	-28,050	-27,166	-24,034	-31,331	-25,506	-25,692	-22,346

Gross margin	15,495	20,453	18,122	22,880	15,765	19,076	17,225
Gross margin %	35.6%	43.0%	43.0%	42.2%	38.2%	42.6%	43.5%

Research and development expenses	-7,229	-7,208	-6,453	-7,155	-6,990	-6,767	-6,621
Selling and administrative expenses	-4,783	-5,856	-5,322	-6,071	-5,296	-5,263	-4,792

Operating expenses	-12,012	-13,064	-11,775	-13,226	-12,286	-12,030	-11,413

Other operating income	402	389	162	321	3,252	215	115
Share in earnings of JVs and associated companies	1,751	1,477	1,642	2,210	2,035	992	697

Operating income	5,636	9,255	8,151	12,185	8,766	8,253	6,624
Operating margin %	12.9%	19.4%	19.3%	22.5%	21.2%	18.4%	16.7%

Financial income	389	322	556	366	499	567	522
Financial expenses	-442	-292	-443	-396	-397	-529	-467

Income after financial items	5,583	9,285	8,264	12,155	8,868	8,291	6,679

Taxes	-1,629	-2,776	-2,415	-2,352	-2,572	-2,559	-2,074

Net income	3,954	6,509	5,849	9,803	6,296	5,732	4,605

Net income attributable to:
Stockholders of the parent company	3,970	6,409	5,815	9,731	6,233	5,712	4,575
Minority interest	-16	100	34	72	63	20	30

Other information

Average number of shares, basic (million)	15,894	15,890	15,883	15,877	15,872	15,869	15,866
Earnings per share, basic (SEK)1)	0.25	0.40	0.37	0.61	0.39	0.36	0.29
Earnings per share, diluted (SEK) 1)	0.25	0.40	0.36	0.61	0.39	0.36	0.29

1)	Based on Net income attributable to stockholders of the parent company

ERICSSON PARENT COMPANY INCOME STATEMENT

	Jul - Sep		Jan - Sep
SEK million	2007	2006	2007	2006
Net sales	743	588	2,453	1,901
Cost of sales	-56	-42	-65	-167

Gross margin	687	546	2,388	1,734

Operating expenses 1)	-364	-948	-1,086	-984
Other operating revenues and costs	657	622	1,800	1,599

Operating income	980	220	3,102	2,349

Financial net	3,918	5,702	10,101	10,162

Income after financial items	4,898	5,922	13,203	12,511

Taxes	-355	-201	-1,076	-748

Net income	4,543	5,721	12,127	11,763

1)

Operating expenses include the net effect of risk provisions for customer financing of SEK 0 million for the period July to September (SEK -47 million 2006) and SEK +108 million for the period January to September (SEK +866 million in 2006).

ERICSSON PARENT COMPANY BALANCE SHEET

SEK million	Sep 30 2007	Dec 31 2006
ASSETS

Fixed assets
Intangible assets	2,555	2,800
Tangible assets	361	300
Financial assets	102,222	74,956

	105,138	78,056

Current assets
Inventories	78	91
Receivables	21,878	32,951
Cash, bank and short-term investments	34,319	53,986

	56,275	87,028

Total assets	161,413	165,084

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	47,624	47,624
Non-restricted equity	37,235	32,987

	84,859	80,611

Untaxed reserves	1,074	1,074

Provisions	1,500	1,614

Non-current liabilities	50,189	43,718

Current liabilities	23,791	38,067

Total stockholders’ equity, provisions and liabilities	161,413	165,084

Assets pledged as collateral	638	277
Contingent liabilities	9,914	7,670

ACCOUNTING POLICIES AND CHANGES IN FINANCIAL REPORTING STRUCTURE

This interim report is prepared in accordance with IAS 34. The term IFRS used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC).

New or amended standards (IAS/IFRS)

IFRS 7, Financial Instruments: Disclosures, is amended effective from January 1, 2007, together with a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures. IFRS 7 introduces new disclosure requirements to improve the information about financial instruments. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. Since the new or amended standards relate to changes in disclosure or presentation, they have not had any impact on the Company’s financial result or position.

New interpretations (IFRIC:s)

None of the new IFRIC:s that shall be applied as from January 1, 2007, have had a significant impact on the Company’s financial result or position. The IFRIC:s applicable as from January 1, 2007, are:

•

IFRIC Interpretation 7: Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies. This Interpretation provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency.

•

IFRIC Interpretation 8: Scope of IFRS 2 Share-based Payment. This interpretation applies to transactions when the identifiable consideration received appears to be less than the fair value of the equity instruments granted.

•	IFRIC Interpretation 9: Reassessment of Embedded Derivatives. This interpretation determines when an entity shall reassess the need for an embedded derivative to be separated.

•

IFRIC Interpretation 10: Interim Financial Reporting and Impairment. As per this interpretation, an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

Amendment issued by the Swedish Financial Accounting Standards Council (Redovisningsrådet)

In March 2007, an amendment to URA 43 Accounting for special payroll tax and tax on investment returns was issued. The amendment had no impact on the Company’s financial result or position.

Changes in financial reporting structure

•

Business segments. As previously announced, Ericsson has from January 1, 2007, reorganized its operating structure. From the first quarter report 2007, the Company’s financial reporting is adapted to reflect this new structure. The Company has also taken this opportunity to make other modifications to further enhance transparency with additional disclosures.

Ericsson reports the following business segments: Networks, Professional Services and Multimedia. Phones, represented by the share in earnings of Sony Ericsson is reported as before. However, Sony Ericsson has increased its disclosure as of the first quarter report 2007.

The changed segment reporting is in accordance with the objectives set forth in IAS 14 Segment reporting. The business activities previously reported in Other Operations have been merged into the new segments to better leverage the opportunities provided by internal business combinations.

Business segment Networks includes products for mobile and fixed broadband access, core networks, transmission and next-generation IP-networks. Related network rollout services are also included. In addition, the power modules and cables operations, previously reported under Other Operations, are now included within Networks, as well as the acquired operations of Redback and Entrisphere.

Business segment Professional Services includes all service operations, excluding Network rollout reported under Networks. Services for system integration of IP and core networks previously reported as network rollout are now reclassified as Professional Services. Sales of managed services as a part of the total Professional Services will be disclosed since this represents service revenues of a recurring nature.

Business segment Multimedia includes multimedia systems, previously reported under segment Systems, and enterprise solutions and mobile platforms, previously included in Other Operations. The operations of Tandberg TV and Mobeon are also included in Multimedia.

For each of the business segments, we will report net sales and operating margin quarterly. In addition, sales of mobile systems, including relevant parts of Networks and Multimedia, will continue to be disclosed.

•

Within the consolidated income statement, royalty revenues for intellectual property rights (IPR) related to products will be included as part of Net Sales instead of other operating income. Accordingly, the related costs, previously reported as part of Research and development expenses, will be reported as Cost of Sales or Selling and administrative expenses, depending on the nature of the costs.

•

Research and development expenses. These were prior to 2007 called “Research and development and other technical expenses” but are from 2007 renamed “Research and development expenses”. This change is only related to adoption of IFRS terminology and has not resulted in any changes of amounts.

•

Cash flow statement. Changes within the consolidated statement of cash flows include additional breakdown of adjustments to reconcile net income to cash, operating net assets and investing activities. Cash flow from operations will be disclosed as before. The subtotals “Cash flow from operating investing activities” and “Cash flow before financial investing activities” will no longer be reported.

•

The table “Customer financing risk exposure” will no longer be separately disclosed quarterly due to the decrease in activity compared to prior years. However, significant changes to risk and exposure will be commented within the text of interim reports.

•	Change in working capital is defined as changes in operating net assets from the cash flow statement.

•	Payable days is defined as the average of Accounts payable divided by cost of sales and multiplied by 365 days.

•

Cash conversion measures the proportion of profits that are converted to cash flow. It is calculated by dividing total cash flow from operating activities by net income and adjustments to reconcile net income to cash.

NET SALES BY SEGMENT BY QUARTER

SEK million

	2007			2006
Isolated quarters	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	28,538	33,666	29,350	39,035	29,155	31,448	28,056
- Of which Network rollout	4,002	4,309	3,752	5,558	3,498	3,430	3,924
Professional Services	10,995	10,257	9,516	10,566	8,722	9,252	8,307
- Of which Managed services	3,352	2,910	2,592	2,514	2,238	2,414	2,325
Multimedia	4,017	3,650	3,370	4,548	3,066	3,449	2,831
Unallocated 1)	—	—	—	—	372	764	479
Less: Intersegment sales	-5	46	-80	62	-44	-145	-102

Total	43,545	47,619	42,156	54,211	41,271	44,768	39,571

1) Including the Defense business

	2007			2006
Sequential change (%)	Q3	Q2	Q1	Q4	Q3	Q2	Q12)
Networks	-15%	15%	-25%	34%	-7%	12%	—
- Of which Network rollout	-7%	15%	-32%	59%	2%	-13%	—
Professional Services	7%	8%	-10%	21%	-6%	11%	—
- Of which Managed services	15%	12%	3%	12%	-7%	4%	—
Multimedia	10%	8%	-26%	48%	-11%	22%	—
Unallocated 1)	—	—	—	—	—	—	—
Less: Intersegment sales	—	—	—	—	—	—	—

Total	-9%	13%	-22%	31%	-8%	13%	—

1) Including the Defense business 2) 2005 is not restated according to new organization

	2007			2006 2)
Year over year change (%)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-2%	7%	5%	—	—	—	—
- Of which Network rollout	14%	26%	-4%	—	—	—	—
Professional Services	26%	11%	15%	—	—	—	—
- Of which Managed services	50%	21%	11%	—	—	—	—
Multimedia	31%	6%	19%	—	—	—	—
Unallocated 1)	—	—	—	—	—	—	—
Less: Intersegment sales	—	—	—	—	—	—	—

Total	6%	6%	7%	—	—	—	—

1) Including the Defense business 2) 2005 is not restated according to new organization

	2007			2006
Year to Date	0709	0706	0703	0612	0609	0606	0603
Networks	91,554	63,016	29,350	127,694	88,659	59,504	28,056
- Of which Network rollout	12,063	8,061	3,752	16,410	10,852	7,354	3,924
Professional Services	30,768	19,773	9,516	36,847	26,281	17,559	8,307
- Of which Managed services	8,854	5,502	2,592	9,491	6,977	4,739	2,325
Multimedia	11,037	7,020	3,370	13,894	9,346	6,280	2,831
Unallocated 1)	—	—	—	1,615	1,615	1,243	479
Less: Intersegment sales	-39	-34	-80	-229	-291	-247	-102

Total	133,320	89,775	42,156	179,821	125,610	84,339	39,571

1) Including the Defense business

	2007			2006 2)
YTD year over year change (%)	0709	0706	0703	0612	0609	0606	0603
Networks	3%	6%	5%	—	—	—	—
- Of which Network rollout	11%	10%	-4%	—	—	—	—
Professional Services	17%	13%	15%	—	—	—	—
- Of which Managed services	27%	16%	11%	—	—	—	—
Multimedia	18%	12%	19%	—	—	—	—
Unallocated 1)	—	—	—	—	—	—	—
Less: Intersegment sales	—	—	—	—	—	—	—

Total	6%	6%	7%	—	—	—	—

1)	Including the Defense business
2)	2005 is not restated according to new organization

OPERATING MARGIN AND EBITDA BY SEGMENT BY QUARTER

OPERATING MARGIN

	2007			2006
As percentage of net sales, isolated quarters	Q3	Q2	Q1	Q4	Q3 3)	Q2	Q1
Networks	8%	19%	17%	21%	9%	19%	17%
Professional Services	15%	15%	15%	15%	12%	16%	15%
Multimedia	1%	0%	8%	12%	3%	1%	3%
Phones1)	—	—	—	—	—	—	—
Unallocated 2)	—	—	—	—	—	—	—

Total	13%	19%	19%	22%	21%	18%	17%

	2007			2006
As percentage of net sales, Year to Date	0709	0706	0703	0612	0609 3)	0606	0603
Networks	15%	18%	17%	17%	15%	18%	17%
Professional Services	15%	15%	15%	14%	14%	15%	15%
Multimedia	3%	4%	8%	5%	2%	2%	3%
Phones1)	—	—	—	—	—	—	—
Unallocated 2)	—	—	—	—	—	—	—

Total	17%	19%	19%	20%	19%	18%	17%

1)	Calculation not applicable
2)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses and the Defense business divested in 2006
3)	Including restructuring charges of SEK 2.9 b. and capital gains of SEK 3.0 b.

EBITDA

	2007			2006
As percentage of net sales, isolated quarters	Q3	Q2	Q1	Q4	Q3 3)	Q2	Q1
Networks	13%	24%	23%	26%	14%	24%	24%
Professional Services	17%	16%	16%	16%	13%	17%	16%
Multimedia	6%	5%	9%	13%	4%	1%	3%
Phones1)	—	—	—	—	—	—	—
Unallocated 2)	—	—	—	—	—	—	—

Total	17%	24%	24%	26%	25%	22%	22%

	2007			2006
As percentage of net sales, Year to Date	0709	0706	0703	0612	06093)	0606	0603
Networks	20%	24%	23%	22%	21%	24%	24%
Professional Services	16%	16%	16%	15%	15%	16%	16%
Multimedia	7%	7%	9%	6%	3%	2%	3%
Phones1)	—	—	—	—	—	—	—
Unallocated 2)	—	—	—	—	—	—	—

Total	22%	24%	24%	24%	23%	22%	22%

NUMBER OF EMPLOYEES

	2007			2006
Year to date	0709	0706	0703	0612	0609	0606	0603
Western Europe 1)	40,300	39,600	38,050	38,450	38,900	40,600	40,600
Central & Eastern Europe, Middle East & Africa	6,850	6,200	6,600	6,300	6,050	5,500	5,300
North America	5,450	5,000	4,900	4,150	4,200	4,300	4,400
Latin America	6,000	5,050	4,600	4,500	4,200	3,700	3,550
Asia Pacific	12,350	11,650	11,000	10,400	10,150	9,700	9,400

Total	70,950	67,500	65,150	63,800	63,500	63,800	63,250

1) Of which Sweden	19,450	19,300	18,900	19,100	19,400	21,100	21,100

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2007			2006
Isolated quarters	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	12,341	12,440	12,508	17,166	11,676	12,852	11,488
Central & Eastern Europe, Middle East & Africa **	11,957	11,468	10,980	14,331	10,860	11,796	9,426
North America	2,980	3,012	3,106	3,960	2,895	3,726	5,281
Latin America	4,240	4,083	3,310	4,803	4,206	3,819	3,652
Asia Pacific **	12,027	16,616	12,252	13,951	11,634	12,575	9,724

Total 2)	43,545	47,619	42,156	54,211	41,271	44,768	39,571

1) Of which Sweden	1,946	2,055	1,941	2,287	1,882	2,008	1,632
2) Of which EU *	13,643	13,977	13,783	18,705	13,040	14,834	12,404

	2007			2006
Sequential change (%)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	-1%	-1%	-27%	47%	-9%	12%	-8%
Central & Eastern Europe, Middle East & Africa **	4%	4%	-23%	32%	-8%	25%	-23%
North America	-1%	-3%	-22%	37%	-22%	-29%	3%
Latin America	4%	23%	-31%	14%	10%	5%	-39%
Asia Pacific **	-28%	36%	-12%	20%	-7%	29%	-1%

Total 2)	-9%	13%	-22%	31%	-8%	13%	-13%

1) Of which Sweden	-5%	6%	-15%	22%	-6%	23%	-6%
2) Of which EU *	-2%	1%	-26%	43%	-12%	20%	-14%

	2007			2006
Year over year change (%)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	6%	-3%	9%	37%	22%	30%	15%
Central & Eastern Europe, Middle East & Africa **	10%	-3%	16%	17%	18%	18%	10%
North America	3%	-19%	-41%	-22%	-36%	-42%	58%
Latin America	1%	7%	-9%	-20%	-18%	-14%	3%
Asia Pacific **	3%	32%	26%	43%	47%	64%	60%

Total 2)	6%	6%	7%	19%	14%	16%	26%

1) Of which Sweden	3%	2%	19%	31%	44%	28%	9%
2) Of which EU *	5%	-6%	11%	29%	23%	38%	14%

	2007			2006
Year to date	0709	0706	0703	0612	0609	0606	0603
Western Europe 1)	37,289	24,948	12,508	53,182	36,016	24,340	11,488
Central & Eastern Europe, Middle East & Africa **	34,405	22,448	10,980	46,413	32,082	21,222	9,426
North America	9,098	6,118	3,106	15,862	11,902	9,007	5,281
Latin America	11,633	7,393	3,310	16,480	11,677	7,471	3,652
Asia Pacific **	40,895	28,868	12,252	47,884	33,933	22,299	9,724

Total 2)	133,320	89,775	42,156	179,821	125,610	84,339	39,571

1) Of which Sweden	5,942	3,996	1,941	7,809	5,522	3,640	1,632
2) Of which EU *	41,403	27,760	13,783	58,983	40,278	27,238	12,404

	2007			2006
YTD year over year change (%)	0709	0706	0703	0612	0609	0606	0603
Western Europe 1)	4%	2%	9%	27%	22%	23%	15%
Central & Eastern Europe, Middle East & Africa **	7%	6%	16%	16%	16%	15%	10%
North America	-24%	-32%	-41%	-18%	-17%	-8%	58%
Latin America	0%	-1%	-9%	-14%	-11%	-6%	3%
Asia Pacific **	21%	29%	26%	52%	57%	62%	60%

Total 2)	6%	6%	7%	18%	18%	21%	26%

1) Of which Sweden	8%	10%	19%	28%	26%	19%	9%
2) Of which EU *	3%	2%	11%	26%	25%	26%	14%
*)	For the purpose of comparison, 2006 has been restated including Bulgaria and Romania which entered into the European Union as from 2007
**)	2006 has been restated including Pakistan and Afghanistan in Asia Pacific instead of in Central and Eastern Europe, Middle East and Africa

TOP 10 MARKETS IN SALES

Sales	YTD Share of total sales	Q3 Share of iso. total sales
China	7%	5%
India	6%	6%
United States	5%	6%
Italy	5%	6%
Spain	5%	4%
United Kingdom	5%	4%
Sweden	4%	4%
Indonesia	3%	3%
Japan	3%	2%
Australia	3%	3%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million

Jul - Sep 2007	Networks	Professional Services	Multimedia	Total
Western Europe	6,108	4,520	1,713	12,341
Central & Eastern Europe, Middle East & Africa *	8,819	1,997	1,141	11,957
North America	1,626	1,087	267	2,980
Latin America	3,021	959	260	4,240
Asia Pacific *	8,971	2,405	651	12,027

Total	28,545	10,968	4,032	43,545

Share of Total	66%	25%	9%	100%

Year to date 2007	Networks	Professional Services	Multimedia	Total
Western Europe	19,794	12,399	5,096	37,289
Central & Eastern Europe, Middle East & Africa *	25,855	5,758	2,792	34,405
North America	5,376	2,985	737	9,098
Latin America	8,034	2,920	679	11,633
Asia Pacific *	32,468	6,696	1,731	40,895

Total	91,527	30,758	11,035	133,320

Share of Total	69%	23%	8%	100%

*)	2006 has been restated including Pakistan and Afghanistan in Asia Pacific instead of in Central and Eastern Europe, Middle East and Africa

TRANSACTIONS WITH SONY ERICSSON MOBILE COMMUNICATIONS

	2007			2006
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues from Sony Ericsson	1,242	1,411	1,160	1,198	1,069	737	960
Purchases from Sony Ericsson	11	232	51	62	28	20	63
Receivables from Sony Ericsson	132	178	116	479	811	515	398
Liabilities to Sony Ericsson	1,357	2,464	3,720	108	65	59	183
Dividends from Sony Ericsson	1,388	2,561	—	—	—	—	1,160

PROVISIONS

	2007			2007
SEK million	Kv 3	Kv 2	Kv 1	0709	0706	0703
Opening balance	11,675	12,291	13,882	13,882	13,882	13,882

Additions	874	1,056	1,519	3,449	2,575	1,519
Cost incurred	-1,341	-1,276	-2,476	-5,093	-3,752	-2,476
Reversal of excess amounts	-668	-1,006	-675	-2,349	-1,681	-675
Reclassification, translation difference and other	-183	610	41	468	651	41

Closing balance	10,357	11,675	12,291	10,357	11,675	12,291

ERICSSON

OTHER INFORMATION

	Jul - Sep		Jan - Sep		Jan - Dec
	2007	2006	2007	2006	2006
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	16,132	16,132	16,132	16,132
Of which A-shares (million)	1,309	1,309	1,309	1,309	1,309
Of which B-shares (million)	14,823	14,823	14,823	14,823	14,823
Number of treasury shares, end of period (million)	238	258	238	258	251
Number of shares outstanding, basic, end of period (million)	15,894	15,874	15,894	15,874	15,881
Numbers of shares outstanding, diluted, end of period (million)	15,972	15,946	15,972	15,946	15,953
Average number of treasury shares (million)	238	260	243	263	262
Average number of shares outstanding, basic (million)	15,894	15,872	15,889	15,869	15,871
Average number of shares outstanding, diluted (million) 1)	15,972	15,943	15,967	15,940	15,943
Earnings per share, basic (SEK)	0.25	0.39	1.02	1.04	1.65
Earnings per share, diluted (SEK) 1)	0.25	0.39	1.01	1.04	1.65

Ratios
EBITDA, percent	17.4%	25.4%	21.8%	23.2%	24.1%
Equity ratio, percent	—	—	56.4%	54.1%	56.2%
Capital turnover (times)	1.1	1.3	1.2	1.2	1.3
Accounts receivable turnover (times)	3.1	3.5	3.3	3.7	3.9
Inventory turnover (times)	4.5	4.2	4.5	4.4	5.2
Return on equity, percent	12.4%	23.0%	17.3%	20.5%	23.7%
Return on capital employed, percent	15.0%	28.1%	21.2%	25.1%	27.4%
Days Sales Outstanding	—	—	115	104	85
Payable days	54	60	59	57	54
Payment readiness, end of period	—	—	51,580	60,453	67,454
Payment readiness, as percentage of sales	—	—	29.0%	36.1%	37.5%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	9.22	9.31	9.27
- closing rate	—	—	9.21	9.28	9.04
SEK / USD - average rate	—	—	6.84	7.50	7.38
- closing rate	—	—	6.49	7.32	6.85

SEK million
Other
Additions to property, plant and equipment	871	827	2,663	2,898	3,827
- Of which in Sweden	247	212	884	711	999

Additions to capitalized development expenses	237	210	694	980	1,353
Capitalization of development expenses, net	-372	-352	-1,042	-908	-1,166

Amortization of development expenses	609	562	1,736	1,888	2,519
Depreciation of property, plant and equipment and amortization of other intangible assets	1,344	1,174	4,220	3,561	4,997

Total depreciation and amortization	1,953	1,736	5,956	5,449	7,516

Export sales from Sweden	23,956	25,783	73,087	72,655	98,694

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share

ERICSSON PLANNING ASSUMPTIONS FOR YEAR 2007

Research & Development expenses

We estimate the R&D expense to be around SEK 28.5 b. for the ful l year 2007. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions (Redback, Entri sphere and Tandberg). However, currency effects may cause this to change.

Tax rate

We estimate the tax rate for the full year 2007 to be around 30%.

Capital Expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2007, remaining at roughly two percent of sales. Reference to Annual Report 2006, page 32.

Utilization of Provisions

The expected utilization of provisions for year 2007 is in the range of SEK 6-7 b.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 25, 2007